SIMPSON THACHER & BARTLETT LLP
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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

April 25, 2019

VIA EDGAR TRANSMISSION

Re:	Avantor, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Submitted on February 8, 2019
CIK No. 0001722482

Tim Buchmiller

Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated April 23, 2019, relating to the Registration Statement (the “Comment Letter”), and to otherwise update the Company’s disclosure, including the addition of (i) certain selling stockholders participating in the offering, (ii) the reflection of a 5-for-1 stock split that we intend to effect prior to the effectiveness of the Registration Statement, (iii) the removal of the concept of “Conversion Adjustment Shares,” as the conversion of the Existing Junior Convertible Preferred Stock will now take place upon completion of the initial public offering and be based on the initial public offering price per share of the Company’s common stock, and (iv) the filing of certain exhibits to the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 4. Unless otherwise defined below, terms defined in Amendment No. 4 and used below shall have the meanings given to them in Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 25, 2019

Fee Table, page i

1.

Please confirm that you are registering and will include a good faith estimate of the maximum number of common shares issuable upon conversion of the Convertible Preferred Stock, or advise. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation 213.01.

The Company confirms to the Staff that the Company is registering, and will include in a subsequent pre-effective amendment to the Registration Statement a reasonable good faith estimate (based on the assumed initial public offering price of common stock being registered) of, the maximum number of shares of common stock issuable upon conversion of the Mandatory Convertible Preferred Stock. The Company has added a placeholder for such disclosure in footnote (4) to the fee table.

Net Sales, page 65

2.

Given that you have defined 3 levels of growth which have a ceiling of 19%, there remains a significant range of percentages that could be assigned to “mid-double digit growth.” Please revise to more clearly quantify for investors the magnitude of the growth noted.

In response to the Staff’s comment, the Company respectfully advises the Staff that the prior reference to “mid-double digit growth” was incorrect and has been revised on page 65 of Amendment No. 4 to instead refer to “low double-digit growth,” as defined on the same page.

Certain Relationships and Related Party Transactions, page 154

3.

We note your response to prior comment 9. Please revise your response further to address the terms of the stockholders agreement that appear to provide New Mountain with the sole right to initiate Avantor’s initial public offering and determine the timing, manner and all other terms and conditions of that offering, including the selection of the underwriters. Please tell us whether and where you believe your current disclosures would satisfy the required items called for by Regulation S-K Item 404(c)(1) with regard to New Mountain, regardless of whether you believe that Item 401(c)(1) applies to New Mountain.

In response to the Staff’s comment, with respect to New Mountain Capital’s sole right under the Stockholders’ Agreement to initiate an initial public offering of the Company and determine the timing, manner and other terms and conditions of

Securities and Exchange Commission	April 25, 2019

that offering, the Company respectfully notes that this right is effectively the same as the rights generally of controlling stockholders prior to an initial public offering to be able to solely initiate such a transaction and to dictate its principal terms and conditions through control of such company’s board of directors and any matter submitted for stockholder approval. Accordingly, the Company respectfully advises the Staff that it does not view New Mountain Capital’s contractual right to be further indicative that it should be considered a “promoter” for purposes of the Securities Act.

Regardless as to whether Regulation S-K Item 404(c)(1) applies to New Mountain Capital, the Company believes that the disclosure that would be required pursuant to Item 404(c)(1) with regard to New Mountain Capital to the extent such item were applicable is contained as follows in the section “Certain Relationships and Related Party Transactions” on pages 164, 165, 166 and 167 of Amendment No. 4:

•	“Arrangements with Affiliates of New Mountain Capital, PSP and Affiliates of Goldman Sachs—Advisory Agreement”;

•	“Arrangements with Affiliates of New Mountain Capital, PSP and Affiliates of Goldman Sachs—CPECS”;

•	“Arrangements with NuSil and other Prior Equityholders—Internal Reorganization”;

•	“Arrangements with NuSil and other Prior Equityholders—NuSil Merger Agreement”; and

•	“Arrangements with NuSil and other Prior Equityholders—Distributions.”

Stockholders Agreement, page 154

4.	We note your revisions in response to prior comment 12. Disclose whether the preemptive rights terminate as a result of your offering.

In response to the Staff’s comment, the Company has revised its disclosure on page 163 to indicate that the preemptive rights granted under the Stockholders Agreement will terminate in connection with this offering.

Mandatory Convertible Preferred Stock Offering, page 161

5.

Include disclosure of how the material terms of the Mandatory Convertible Preferred Stock shown in the table on page A-4 will impact the determination of the range of shares of common stock that may be issued upon the mandatory conversion of those shares, including disclosure of how the aggregate market value of those shares may be greater than, equal to or less than the aggregate liquidation preference on those shares.

Securities and Exchange Commission	April 25, 2019

In response to the Staff’s comment, the Company has included additional disclosure on page 171 with respect to how the material terms of the Mandatory Convertible Preferred Stock, such as the Threshold Appreciation Price, the Initial Price, the Maximum Conversion Rate and the Minimum Conversion Rate, impact the determination of the range of shares of common stock issuable upon the mandatory conversion of such shares of the Mandatory Convertible Preferred Stock and how the aggregate market value of shares of common stock issuable upon the mandatory conversion of the Mandatory Convertible Preferred Stock may be greater than, equal to or less than the aggregate liquidation preference of such shares of Mandatory Convertible Preferred Stock. The Company respectfully advises the Staff that the Threshold Appreciation Price, the Initial Price, the Maximum Conversion Rate and Minimum Conversion Rate are terms to be determined at the pricing of the Mandatory Convertible Preferred Stock and, as such, the Company will not have the terms filled in for the preliminary prospectus for the common stock offering, consistent with the approach taken by (i) Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) in its concurrent initial public offering of common shares and offering of Series A mandatory convertible junior non-voting preferred shares in 2013 and (ii) General Motors Company in its concurrent initial public offering of common stock and offering of Series B Mandatory Convertible Junior Preferred Stock in 2010.

6.

Your disclosure indicates that the Mandatory Convertible Preferred Stock will automatically convert into a range of shares of common stock, subject to certain antidilution, make-whole and other possible adjustments, and that the number of shares will be determined based on the average volume weighted average price per share over the disclosed trading period. Please include appropriate risk factor disclosure related to these terms, including risks to common stock holders related to potential dilution. Please also review your existing risk factors to confirm whether all of the general risks identified in the common stock prospectus are also represented here, such as the last risk factor on page 44, the risk factor on page 45, the risk factor that starts on page 47 and the last two risk factors beginning on page 49.

In response to the Staff’s comment, (i) the Company has revised its disclosure on pages 41 through 42 to describe risks related to potential dilution to common stockholders resulting from the issuances of common stock upon conversion of the Mandatory Convertible Preferred Stock and/or as dividends on the Mandatory Convertible Preferred Stock; and (ii) the Company has added additional risk factors that are currently in the common stock prospectus to the “Risk Factors” section of the prospectus for the Mandatory Convertible Preferred Stock, beginning on page A-20, to the extent applicable to the Mandatory Convertible Preferred Stock.

7.	Please revise to reconcile your disclosure in the first sentence of the last paragraph on page 162 with the disclosure in the fourth bullet point on page A-19 regarding removal of directors.

Securities and Exchange Commission	April 25, 2019

In response to the Staff’s comment, the Company has revised the disclosure in the fifth bullet point on page A-19 to clarify that such requirement does not apply to the Preferred Stock Directors.

Method of Payment of Dividends, page A-23

8.

We note your disclosure that to the extent a shelf registration statement is required in your reasonable judgment in connection with the issuance of shares of your common stock issued as a payment of a dividend on the shares of Mandatory Convertible Preferred Stock, including dividends paid in connection with a conversion, you will file a registration statement. Please clarify whether you will only pay such dividends in cash if until such time as a registration statement for those shares is declared and maintained effective. Include appropriate disclosure as to how you would pay dividends if you do not have an effective registration statement and cash is not available and include appropriate risk factor disclosure.

The Company respectfully advises the Staff that the Company has elected to register, and will include in a subsequent pre-effective amendment to the Registration Statement a reasonable good faith estimate of, the number of shares of common stock that may be issued as dividends on the Mandatory Convertible Preferred Stock in accordance with the terms thereof. The Company has added a placeholder for such disclosure as footnote (5) to the fee table. The Company respectfully submits to the Staff that the Company’s approach is consistent with the approach taken by (i) Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.) in its concurrent initial public offering of common shares and offering of Series A mandatory convertible junior non-voting preferred shares in 2013 and (ii) General Motors Company in its concurrent initial public offering of common stock and offering of Series B Mandatory Convertible Junior Preferred Stock in 2010.

Book-Entry, Delivery and Form, page A-47

9.

Please revise your statement on page A-48 that you take no responsibility for the accuracy of the information concerning DTC and its book-entry system as you may not disclaim responsibility for the accuracy of the information contained in your registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page A-52 to remove the referenced language.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Kristin Lochhead
Brian Cascio

Avantor, Inc.
Justin M. Miller

Simpson Thacher & Bartlett LLP
Ryan Bekkerus

Ropes & Gray LLP
Patrick O’Brien
John Sorkin
Rachel Phillips